UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2005	Commission File Number: 0-5105

MILASTAR CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	13-2636669 (I.R.S. Employer Identification No.)

7317 West Lake Street, Minneapolis, MN 55426 (Address of principal executive offices)	(952) 929-4774 (Telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.05 per share

(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such a shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes X No

The aggregate market value of the Class A Common Stock held by non-affiliates of the Registrant on July 15, 2005 was $4,738,000 based upon the bid price of the Class A common stock as quoted on OTC Electronic Bulletin Board. On that date there were 2,723,264 shares of Class A Common Stock issued and outstanding. Documents Incorporated by Reference

Parts I, II and III incorporate by reference certain information to be included in Registrant's definitive Information Statement relating to action taken by written consent of the Board of Directors and Majority Stockholders, which Registrant intends to file with the Securities and Exchange Commission pursuant to Regulation 14C on or before August 12, 2005.

PART I

Item 1. Business

Forward-Looking Statements

Statements included in this Annual Report on Form 10-KSB, in the letter to shareholders, in the Company's quarterly reports, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, and oral statements made with the approval of an authorized executive officer that are not historical, or current facts are "forward-looking statements " made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this report, the words "believe," "expect," "will," "can," "estimate," "anticipate" and similar expressions are intended to identify such forward-looking statements. Certain important factors could cause results to differ materially from those anticipated by some statements made herein and these statements are not predictions of actual future results. Investors are cautioned that all forward-looking statements involve risks and uncertainties. A number of factors that could cause results to differ materially are those discussed in this Annual Report on Form 10-KSB, including those discussed under "Risk Factors," as well as others not now anticipated. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company are expressly qualified by these cautionary statements. In addition, the Company disclaims any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

These risks and uncertainties include, without limitation: competitive pressures, inflation, consumer debt levels, changes in freight rates, capital market condition and other risks indicated in the Company's filings with Securities and Exchange Commission.

General

Milastar Corporation ("Milastar" and sometimes the "Company") was organized under Delaware law on February 24, 1969. Milastar sells special metallurgical services to a diversified list of manufacturers primarily located in the greater Midwest industrial market. The customer base manufactures a variety of mechanical end-products and customarily outsources (subcontracts) the processing of some components incorporated in those end-products. The menu of special processing services performed include metallurgical engineering, heat treating, brazing and surface finishing.

Milastar owns the wholly-owned subsidiary; Flame Metals Processing Corporation ("Flame Metals") located in Minnesota. Flame Metals currently generates 100% of Milastar's consolidated net sales, which flow from the sale of a variety of subcontract services to industrial customers. These special services include metallurgical-related processing involving the heating and cooling of metal products under controlled conditions in order to restructure the molecular property of such products to achieve specified characteristics.

Flame Metals' customer list includes more than 800 firms generally classified as manufacturers. The customer furnishes all direct materials and components processed for their account. These parts are then heat treated, primarily to achieve a certain hardness or surface finish, in preparation of the metal parts for their designated use. The Company had sales to two customers which accounted for 19 percent and 6 percent of total sales in fiscal 2005.

Flame Metals' operating assets were acquired by Milastar in May 1985. Flame Metals has since been expanded by a succession of acquisitions of complementary businesses. The initial acquisition was consummated in October 1988 when Milastar directly acquired certain assets of Northwest Engineering Labs, Inc. ("Northwest") located in Minneapolis, MN. The second acquisition was consummated in November 1991 when Flame Metals directly acquired certain assets and assumed certain liabilities from Getchell Steel Treating Company, Inc. located in Bloomington, MN. The third acquisition occurred in April 1996 when Flame Metals directly acquired certain assets and assumed certain liabilities from New England Metal Treating Inc. located in Auburn, Massachusetts. Flame Metals operated this entity as the wholly owned subsidiary, New England Metal Treating Corporation until its sale in August 2000. The fourth acquisition occurred in March 1998 when Flame Metals directly acquired certain assets and assumed certain liabilities from Twin City Steel Treating Company, Inc. located in Rogers, MN.

The Company currently owns two plants located in the Minneapolis-St. Paul, Minnesota area. These include a 35,000 sq. ft. facility in St. Louis Park, MN and a 55,000 sq. ft. facility in Rogers, MN.

Milastar reported income before taxes of $1,050,000 and $551,000 in fiscal 2005 and 2004, respectively. Net income amounted to $626,000 and $471,000 in fiscal 2005 and 2004, respectively. Results of operations are discussed more fully in "Management's Discussion and Analysis" beginning on page 6.

The Company's interest expense resulted in a net expense of $107,000 in fiscal year 2005, down $40,000 from the $147,000 in expense recorded in fiscal year 2004. Current assets as a percent of total assets amounted to 24% at both April 30, 2005 and 2004. The bid price per share, as quoted on the OTC Electronic Bulletin Board, was $1.60 as of April 30, 2005.

Competition

The heat treat business is highly competitive, with price, quality and consistency of service being the principal factors affecting customer preferences. Since the customers' outside manufactured product components are sensitive to freight charges, the proximity of the heat treat facility to the customers' production location is also a primary competitive factor. Thus Flame Metals' business is generally localized and, to a lesser degree, regionalized. In this regard, Flame Metals has approximately four or five metallurgical processing competitors in the Minneapolis-St. Paul, Minnesota market who can be classified as being competitive with Flame Metals. Some of these competitors may possess greater resources and may be more cost efficient. Nevertheless, the Company believes Flame Metals' geographical location to customers, relative price structure, processing quality and reliability, collectively, provide Flame Metals with the resources to be competitive.

Seasonality and Raw Materials

The heat treat business is affected during the winter holiday season and midsummer due to vacations and plant shutdowns by Flame Metals' customers. Flame Metals is not materially affected by the sources or availability of raw material in that nearly all revenue is generated by services performed on customer owned products.

Corporate

The Company's principal executive offices are located at 7317 West Lake Street, Minneapolis, MN 55426. Its communication numbers are: Telephone (952) 929-4774 and fax number (952) 925-0572.

Environmental

To the best of its knowledge, the Company believes that it is presently in substantial compliance with all existing applicable environmental laws and does not anticipate that such compliance will have a material effect on its future capital expenditures, liquidity, earnings or competitive position.

Employee Relations

The Company currently operates two separate plant locations and employs a total of approximately 80 non-union employees; 40 in St. Louis Park, MN, and 40 in Rogers, MN. The Company believes the prevailing wage rates, fringe benefits and working conditions afforded its employees compare favorably with those received by employees employed by regional businesses competitive with the Company. The Company believes its employee relations are satisfactory; therefore the Company does not anticipate any labor disruption during the forthcoming fiscal 2006.

Item 2. Properties

The Company believes that its property and equipment are well maintained, in good working condition, and are adequately insured. The Company currently maintains its executive offices at 7317 West Lake Street, Minneapolis, Minnesota and owns the two industrial properties as listed below:
ACTIVITY	LOCATION	SIZE (SQ. FT.)	STATUS
Flame Metals - Plant 1	St. Louis Park, MN	35,000	Owned
Flame Metals - Plant 2	Rogers, MN	55,000	Owned

The Rogers, MN facility is used as collateral for two bank notes (see Note 2 to the consolidated financial statements). The Company believes that our current facilities are adequate for the current level of our operations.

Item 3. Legal Proceedings

The Company has been party to various legal proceedings incidental to its normal operating activities. Although it is impossible to predict the outcome of such proceedings, management believes, based on the facts currently available, that none of such claims will result in losses that would have a materially adverse effect on the Company's consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of the Company's security holders during its fiscal year ended April 30, 2005.

Item 5. Market for Common Equity and Related Stockholder Matters

The Company's Class A Common Stock is traded on the OTC Bulletin Board and the Pink Sheets under the ticker symbol "MILAA". The following table provides, for the periods indicated, the high and low bid prices per share of the Company's Class A Common Stock. The Class A share prices represent prices established between broker-dealers which do not include retail mark-ups and mark-downs or any commissions to the dealer and therefore do not reflect prices of actual transactions.
	Fiscal	2005	Fiscal	2004
	High	Low	High	Low
First Quarter	$ 1.35	$ 1.05	$ 0.40	$ 0.34
Second Quarter	$ 1.46	$ 1.06	$ 0.41	$ 0.39
Third Quarter	$ 1.67	$ 1.30	$ 1.25	$ 0.40
Fourth Quarter	$ 1.60	$ 1.55	$ 1.30	$ 1.05

On July 5, 2005 there were approximately 4,000 holders of record of the Company's Common Stock. The Company has not paid any cash dividends in respect of its Class A Common Stock, and it is not presently anticipating paying any cash dividends, thereon, in the near term.

Other Information Regarding Equity Compensation Plans

The following table sets forth information regarding the Company's equity compensation plans in effect as of April 30, 2005. Each of our equity compensation plans is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933.

Securities Authorized for Issuance Under Equity Compensation Plans
Plan category	Number of shares of common stock to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders:	955,832	$ 0.72	44,168
Equity compensation plans not approved by stockholders:	--	--	--
Total	955,832	$ 0.72	44,168

Item 6. Management's Discussion and Analysis or Plan of Operation
(In thousands except per share data)	2005	2004	2003	2002	2001
Net sales	$ 13,032	$ 11,195	$ 9,338	$ 8,215	$ 8,870
Net income (loss)	626	471	206	(194)	198
Net income (loss) per common share - basic	.23	.17	.08	(.07)	.07
Net income (loss) per common share - diluted	.20	.16	.07	(.07)	.07

Financial Position:
Total assets	9,984	9,946	9,736	9,702	9,212
Current liabilities	1,912	2,255	1,969	1,660	1,538
Long-term debt less current maturities	1,595	1,949	2,881	3,362	2,800
Deferred income tax liability	494	385	--	--	--
Stockholders' equity	$ 5,983	$ 5,357	$ 4,886	$ 4,680	$ 4,874

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we used in applying the critical accounting policies. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. Our critical accounting policies and estimates are those both having the most impact to the reporting of our financial condition and results, and requiring significant judgments and estimates. Our critical accounting policies include those related to (a) revenue recognition, (b) allowance for uncollectible accounts receivable, and (c) long-lived assets.

(a) Revenue Recognition - The Company's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" provides guidance on the application of accounting principles generally accepted in the United States of America to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB No. 104.

(b) Allowance for Uncollectible Accounts Receivable - The Company records an allowance for accounts receivable which are potentially uncollectible. The allowance is established by estimating the amounts that are potentially uncollectible based on a review of customer accounts, age of the receivable, the customer's financial condition and industry, and general economic conditions. Results could be materially different if economic conditions worsened for the Company's customers.

(c) Long-Lived Assets - Property and equipment, are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes no impairment changes need to be recorded as of April 30, 2005.

Overview

The Company's operating results for the fiscal year ended April 30, 2005 showed a 16% increase in sales and a 66% increase in operating income. The sales increase was primarily attributable to additional integral quench work received from existing customers. The Company has two customers which accounted for a combined 25% of total sales in fiscal 2005 which is down from 26% of total sales for the previous year.

Milastar's primary revenues flow from metallurgical services provided by Flame Metals Processing Corporation The Company continues to strive to increase equipment utilization, expand capacity and absorb fixed overhead costs.

Results of Operations

Fiscal 2005 Compared to Fiscal 2004. Net sales for fiscal 2005 totaled $13,032,000, a 16% increase from $11,195,000 in fiscal 2004. The sales increase was primarily attributable to additional integral quench work received from existing customers.

Cost of sales of $9,244,000 (71% of sales) in fiscal 2005 increased $1,201,000 from $8,043,000 (72% of sales) in the previous fiscal year. The increase in total dollars was primarily attributable to increased labor, factory supplies and utility costs associated with the increased revenue.

Gross profit increased by $636,000, from $3,152,000 in fiscal 2004 to $3,788,000 in fiscal 2005. The increase in gross profit was primarily attributable to higher sales without a corresponding increase in fixed expenses. Since a significant portion of our cost of sales are fixed expenses, the gross profit in the future is highly dependent on sales. Therefore, our future gross profit will trend up as sales increase or down as sales decrease over the sales recorded in fiscal 2005.

Selling, general and administrative (SG&A) expenses of $2,239,000 (17% of sales) in fiscal 2005 increased $96,000 from $2,143,000 (19% of sales) for the same period a year earlier. The dollar increase in SG&A expenses is primarily due to immaterial fluctuations. SG&A expenses are relatively fixed and as such are not expected to change significantly in the near future.

The loss on disposal of property and equipment of $392,000 (3% of sales) in fiscal 2005 increased $81,000 from $311,000 (3% of sales) in the previous fiscal year. The increase was primarily the result of building improvements which were replaced prior to their expected useful life due to the relocation of equipment.

Total interest expense amounted to $107,000 in fiscal 2005, compared with interest expense of $147,000 reported in fiscal 2004, which decreased $40,000 due to a reduction in long-term debt.

The provision for income taxes for fiscal 2005 was $424,000 compared to income taxes of $80,000 in fiscal 2004. The provision for income taxes for fiscal 2004 was impacted by the change in the valuation allowance which reduced the provision for income taxes by 25.7%. The provision for income taxes in future years, assuming the Company has taxable income, should approximate 40% of income before taxes.

The Company recorded net income of $626,000 in fiscal 2005 as compared with net income of $471,000 in fiscal 2004.

Liquidity and Capital Resources

At April 30, 2005, the Company had working capital of $511,000 compared with $175,000 of working capital as of April 30, 2004, and the ratio of current assets to current liabilities was approximately 1.3 to 1.0 and 1.1 to 1.0 at April 30, 2005 and 2004, respectively. The increase in working capital was due primarily to a decrease in the current maturities of long-term debt which decreased due to extended terms from refinancing. Cash and accounts receivable represented 76% (69% at April 30, 2004) and 18% (17% at April 30, 2004) of total current assets and total assets, at April 30, 2005, respectively.

During fiscal 2005 cash provided by operating activities amounted to $2,321,000 compared with cash provided of $1,621,000 in fiscal 2004. The Company added $920,000 to property, plant and equipment in fiscal 2005 compared with $772,000 in the previous year. Working capital requirements for fiscal 2005 were funded primarily from available cash and cash generated from operations.

Capital expenditures for fiscal 2006 are expected to be between $0.8 and $1.2 million, which includes the $469,000 in deposits on equipment. This will consist of an expansion to the integral quench line of $400,000 and other equipment for the Rogers facility. The Company believes it has sufficient capital resources to meet its fiscal 2006 operations and equipment acquisitions cash flow requirements.

The following table shows the effect that the Company's contractual obligations (including interest) are expected to have on our liquidity position and cash flows in the future periods:
	Total	2006	2007	2008	2009	Thereafter
Debt	$ 2,578,000	$ 702,000	$ 655,000	$ 578,000	$ 643,000	$ --
Operating Leases	38,000	21,000	10,000	7,000
Total contractual cash obligations	$ 2,616,000	$ 723,000	$ 665,000	$ 585,000	$ 643,000	$ --

Risks Related to our Business

The following are important factors that could cause actual results to differ materially from those anticipated in any forward-looking statements made by or on behalf of the Company.

Changes in regional capacity - The commercial heat treating industry is extremely competitive and highly dependent upon available capacity. The installation of additional equipment in the Minnesota area by either a competitor or a customer could have a material adverse effect on our business operations.

Energy prices - The cost of natural gas and electricity accounted for 16% and 14% of Cost of Sales for the years ended April 30, 2005 and 2004, respectively. Increases in energy and in particular, natural gas, could have a material adverse effect on our business operations.

Product liability exposure - The Company performs a service on metal products, for which a failure may involve product liability risk. We carry general casualty insurance, including coverage for product liability claims up to $1 million. We also carry liability umbrella coverage of an additional $2 million. However, there can be no assurance that this coverage will be adequate for any claims that may be raised. We have not had any significant product liability claims in the past and we are not aware of any pending product liability claims against us. However, a successful product liability suit could have a material adverse effect on our business operations.

Effects of Inflation

During fiscal 2005 and 2004 the Company's monetary liabilities materially exceeded its monetary assets resulting in a net negative monetary position. In periods in which the general price-level index is rising (inflation), it is advantageous to maintain a net negative monetary position. During periods of significant price inflation, the Company's purchasing power could be eroded if the value of the Company's underlying tangible assets fail to appreciate in value. Under such a scenario, the Company may be positioned to raise prices to offset the inflation effect and in addition take advantage of revaluation of underlying tangible assets to bolster borrowing capacity. There is no clear correlation between the effects of inflation and the Company's earning capacity.

Item 7. Financial Statements

Milastar Corporation and Consolidated Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Audit Committee and Board of Directors

Milastar Corporation and Subsidiaries

Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Milastar Corporation and Subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Milastar Corporation and Subsidiaries as of April 30, 2005 and 2004, and the results of their operations and their cash flows for the fiscal years then ended in conformity with United States generally accepted accounting principles.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota

June 9, 2005

Milastar Corporation and Consolidated Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
April 30, 2005 and 2004
ASSETS

	2005	2004
Current assets:
Cash	$ 205,000	$ 10,000
Accounts and other receivables, net	1,627,000	1,659,000
Inventory	191,000	145,000
Deferred income taxes	134,000	305,000
Prepaid supplies and other	266,000	311,000
Total current assets	2,423,000	2,430,000

Property, plant and equipment:
Land	420,000	420,000
Buildings and improvements	3,138,000	3,094,000
Deposits on Equipment	469,000	--
Equipment	8,916,000	8,745,000
	12,943,000	12,259,000
Less accumulated depreciation	(5,382,000)	(4,743,000)
	7,561,000	7,516,000

Total assets	$ 9,984,000	$ 9,946,000
LIABILITIES AND STOCKHOLDERS' EQUITY
	2005	2004
Current liabilities:
Current maturities of long-term debt	$ 630,000	$ 974,000
Accounts payable	416,000	731,000
Accrued payroll and benefits	444,000	361,000
Accrued income taxes	158,000	12,000
Accrued real estate taxes	101,000	100,000
Other accrued liabilities	163,000	77,000

Total current liabilities	1,912,000	2,255,000

Long-term debt, less current maturities	1,595,000	1,949,000
Deferred income taxes	494,000	385,000

Total liabilities	4,001,000	4,589,000

Commitments and contingencies (Note 8)

Stockholders' equity:
Common stock, Class A, $.05 par value. Authorized 7,500,000 shares,
issued and outstanding 2,723,264 shares at April 30, 2005 and 2004	136,000	136,000
Additional paid-in capital	1,647,000	1,647,000
Retained earnings	4,200,000	3,574,000

Total stockholders' equity	5,983,000	5,357,000

Total liabilities and stockholders' equity	$ 9,984,000	$ 9,946,000

The accompanying notes are an integral part of these consolidated financial statements.
CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended April 30,
	2005	2004

Net sales	$ 13,032,000	$ 11,195,000
Cost of sales	9,244,000	8,043,000

Gross profit	3,788,000	3,152,000
Selling, general and administrative expenses	2,239,000	2,143,000
Disposal loss on property and equipment	392,000	311,000

Operating income	1,157,000	698,000

Interest expense	(107,000)	(147,000)

Income before income taxes	1,050,000	551,000
Income tax expense	424,000	80,000

Net income	$ 626,000	$ 471,000

Net income per Class A common share - basic	$ 0.23	$ 0.17
Weighted average shares outstanding - basic	2,723,264	2,723,264

Net income per Class A common share - diluted	$ 0.20	$ 0.16
Weighted average shares outstanding - diluted	3,196,094	2,941,739

The accompanying notes are an integral part of these consolidated financial statements.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended April 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 626,000	$ 471,000
Adjustments to reconcile net income to
net cash flows from operating activities:
Depreciation and amortization	984,000	981,000
Deferred income taxes	280,000	80,000
Loss on disposal of property and equipment	392,000	311,000
Changes in operating assets and liabilities
Accounts and other receivables, net of allowance	39,000	(462,000)
Inventory	(46,000)	60,000
Prepaid supplies and other	45,000	(22,000)
Accounts payable and accrued expenses	1,000	202,000
Net cash flows from operating activities	2,321,000	1,621,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(920,000)	(772,000)
Deposits made for equipment	(469,000)	--
Proceeds from disposal of property, plant and equipment	8,000	--
Net cash flows from investing activities	(1,381,000)	(772,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of long-term debt	(745,000)	(848,000)
Net cash flows from financing activities	(745,000)	(848,000)

NET INCREASE IN CASH	195,000	1,000
CASH, BEGINNING OF YEAR	10,000	9,000
CASH, END OF YEAR	$ 205,000	$ 10,000

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 107,000	$ 151,000
Income taxes	$ (2,000)	$ --

Non-cash investing and financing activities:
Capital lease obligation in connection with
property, plant and equipment	$ 47,000	$ --
Issuance of note receivable in connection with purchase of
property, plant and equipment	$ 7,000	$ --

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal Years Ended April 30, 2005 and 2004
	Common Stock Shares	Common Stock Amount	Additional paid in capital	Retained earnings	Total Stockholders'Equity
Balances, April 30, 2003 .. . .	2,723,264	$ 136,000	$1,647,000	$ 3,103,000	$ 4,886,000
Net Income for 2004. . . . . .. .	--	--	--	471,000	471,000
Balances, April 30, 2004 .. . .	2,723,264	136,000	1,647,000	3,574,000	5,357,000
Net Income for 2005 . . . . .. .	--	--	--	626,000	626,000
Balances, April 30, 2005 .. . .	2,723,264	$ 136,000	$ 1,647,000	$ 4,200,000	$ 5,983,000

The accompanying notes are an integral part of these consolidated financial statements.

Milastar Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

April 30, 2005 and 2004

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business -- Milastar Corporation ("Milastar" and sometimes the "Company") sells special metallurgical services to a diversified list of manufacturers primarily located in the greater Midwest region. The menu of special processing services performed include metallurgical engineering, heat treating, brazing and surface finishing. The Company extends credit to many of its customers.

Principles of consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Flame Metals Processing Corporation. In consolidation, all significant intercompany accounts and transactions are eliminated.

Cash -- The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

Credit risk and allowance for doubtful accounts -- The Company reviews customers' credit history before extending unsecured credit and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. Invoices for services are due net 30 days. Accounts receivable over 60 days are considered past due. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. Accounts receivable are shown net of an allowance for doubtful accounts of $75,000 at both April 30, 2005 and 2004.

Inventory -- Inventory is valued at the lower of cost or market utilizing costing methods using the First-In-First-Out (FIFO) method.

Prepaid supplies -- Prepaid supplies are expensed as used and include salt, nitrogen and other chemicals used in the heat treating process.

Property, plant and equipment -- Property, plant and equipment are carried at cost. Depreciation is provided for using the straight-line method. When assets are retired or otherwise disposed of, the cost and related depreciation are removed from the accounts, and any gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized and deductions are made for retirements resulting from the renewals or betterments.

The estimated useful lives of the fixed assets are as follows:

Buildings and Improvements 23 to 40 years

Equipment 5 to 12 years

Vehicles 3 to 5 years

Depreciation expense was $984,000 and $981,000 for the years ended April 30, 2005 and 2004, respectively.

Income taxes -- Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Shipping and handling costs -- In accordance with the Emerging Issues Task Force (EITF) issue 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company is including shipping and handling revenues in net sales and shipping and handling costs in selling, general and administrative expenses. Shipping and handling costs included in selling, general and administrative expenses for the years ended April 30, 2005 and 2004 was $29,000 and $31,000, respectively.

Fair value of financial instruments -- The Company's financial instruments are recorded on its balance sheet. The carrying amount for cash, accounts receivable, accounts payable, and accrued expenses approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt approximates the carrying amounts based upon the Company's expected borrowing rate for debt with similar remaining maturities and comparable risk.

Impairment of long-lived assets and long-lived assets to be disposed of -- Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes that there are no assets impaired as of April 30, 2005 that would have a material effect on the Company's consolidated financial statements.

Stock-based compensation -- The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Standards (SFAS) No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized with respect to stock options. Had compensation cost for stock options been determined based on the fair value methodology prescribed by SFAS 123, the Company's income per share would have been reduced to the pro forma amounts indicated below:
	2005	2004
Net income - as reported	$ 626,000	$ 471,000
Net income - pro forma	$ 616,000	$ 457,000
Net income per share - basic - as reported	$ 0.23	$ 0.17
Net income per share - basic - pro forma	$ 0.23	$ 0.17
Net income per share - diluted - as reported	$ 0.20	$ 0.16
Net income per share - diluted - pro forma	$ 0.19	$ 0.16
Stock based compensation - as reported	$ --	$ --
Stock based compensation - pro forma	$ 10,000	$ 14,000

The pro forma amounts may not be representative of the effects on reported net income for future years. The per share, weighted-average fair value of each option granted is calculated using the Black-Scholes option-pricing model. There were no options granted in fiscal 2005 or 2004.

Income per share -- Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS includes the effect of all dilutive potential common shares (primarily related to stock options), unless the effect is anti-dilutive. For the years ended April 30, 2005 and 2004, 472,830 and 218,475 shares of common stock equivalents (based on the treasury stock method) were included in the computation of diluted net income per Class A common share, respectively.

The following table presents a reconciliation of the denominators used in the computation of net income per common share - basic and net income per common share - diluted for the years ended April 30, 2005 and 2004:
	2005	2004
Weighted shares outstanding - basic	2,723,264	2,723,264
Weighted shares assumed upon exercise of stock options	472,830	218,475
Weighted shares outstanding - diluted	3,196,094	2,941,739

Options excluded from the net income per share calculations because the effect on net income per share would not have been dilutive.	0	364,999

New Accounting Pronouncements -- In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151 "Inventory Costs" which amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No, 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its consolidated financial statements.

In December 2004, FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets" which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions." APB No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date SFAS No. 153 was issued. SFAS No. 153 shall be applied prospectively. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its consolidated financial statements.

In December 2004, FASB issued SFAS No. 123 (revised 2004) (123R), "Share-Based Payment", that focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Beginning May 1, 2006, we will be required to expense the fair value of employee stock options and similar awards. As a public company, we are allowed to select from two alternative transition methods, each having different reporting implications. The impact of SFAS No. 123R has not been determined at this time.

In June 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial statements.

Revenue Recognition -- The Company recognizes revenue in accordance with the Securities Exchange Commission's Staff Accounting Bulletin No. 104 (SAB 104) "Revenue Recognition", which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred or services have been rendered. The Company recognizes revenue when the metallurgical services have been completed and the product has been received by the customer which is in accordance with SAB 104.

Reclassifications -- Certain reclassifications have been made to the prior year consolidated financial statements to conform with the current year presentation. These reclassifications had no effect on net income or stockholders' equity.

2 LONG-TERM DEBT

Long-term debt consisted of the following at April 30:
	2005	2004
Amount due under loan agreement with TCF National Bank, payable in monthly installments of approximately $42,000 including interest at 2.25% above the LIBOR, adjusted monthly, (5.1% at April 30, 2005) through September, 2008. Collateralized by substantially all assets of the Company.	1,579,000	--
Amount due under loan agreement with TCF National Bank, payable in monthly installments of approximately $3,300 including interest at the greater of 4.0% or 2.5% above the LIBOR, adjusted monthly, (5.35 % and 4.0% at April 30, 2005 and 2004) through December, 2008. Collateralized by Rogers, MN building.	397,000	418,000
Amount due under loan agreement with TCF National Bank, payable in monthly installments of $10,672 including interest at 2.5% above the LIBOR, adjusted monthly, (5.35% and 3.6% at April 30, 2005 and 2004) through February, 2007. Collateralized by Rogers, MN building.	210,000	326,000
Amount due under a capital lease agreement with Citi Capital, payable in monthly installments of $3,889 including interest at 0.0% through February, 2006. Collateralized by two Caterpillar forklifts.	39,000	--
Amount due under loan agreement with TCF National Bank, refinanced in September 2004 with a new TCF National Bank note.	--	1,807,000
Amount due under loan agreement with TCF National Bank, refinanced in September 2004 with a new TCF National Bank note.	--	342,000
Amount due under a capital lease agreement with Citi Capital, paid in full in April 2005.	--	30,000
	2,225,000	2,923,000
Less current maturities	(630,000)	(974,000)
Total long-term debt	1,595,000	1,949,000

The estimated maturities of long-term debt for the years following April 30, 2005 are as follows:

2006	$ 630,000
2007	575,000
2008	522,000
2009	498,000
Total obligations	$ 2,225,000

The cost and accumulated amortization of leased equipment was $47,000 and $4,000 at April 30, 2005 and $33,000 and $0 at April 30, 2004. Amortization expense related to the capital lease agreement is included in depreciation expense.

Total interest expense incurred on long-term debt for the years ended April 30, 2005 and 2004 amounted to $107,000 and $147,000, respectively.

3 BANK CREDIT LINE

The Company has a revolving line of credit with its bank, which permits borrowings of up to $1,000,000. Borrowings under the agreement bear interest based on the bank's reference rate and are collateralized by the general assets of the Company (rate at April 30, 2005 and April 30, 2004 was 5.5% and 4.0%, respectively). The agreement contains covenants that, among other things, require the Company to maintain a minimum capital base, current ratio, and other financial ratios. The Company was in compliance with these covenants at April 30, 2005 and 2004. The current agreement, which is subject to annual renewal by the Company and the bank, expires on August 30, 2005 and is expected to be renewed. There were no borrowings outstanding under this agreement at April 30, 2005 and 2004.

4 INCOME TAXES

The Company has state net operating loss carryforwards of $678,000, which, if not used, will begin to expire in 2010. The Company also has federal and state alternative minimum tax credit carryforwards of approximately $150,000 and $24,000, respectively, which are available to reduce income taxes, if any, over an indefinite period. Future changes in the ownership of the Company may place limitations on the use of these carryforwards. The provision for income taxes consisted of the following components for the years ended April 30:
Current:	2005	2004
Federal	$ 144,000	$ --
State	--	--
Deferred	280,000	80,000
	$ 424,000	$ 80,000

Components of net deferred income taxes are as follows at April 30:
Deferred income tax assets:	2005	2004
Net operating loss carryforwards	$40,000	$ 394,000
Amortization	93,000	99,000
AMT credit carryforward	174,000	74,700
Asset valuation reserves	30,000	28,000
Accrued liabilities	77,000	58,300
Other	16,000	--
	430,000	654,000
Deferred income tax liabilities - depreciation	(790,000)	(734,000)
Net deferred income tax	$ (360,000)	$ (80,000)

The components giving rise to the net deferred tax liability described above have been included in the Company's balance sheets as of April 30, 2005 and 2004 as follows:
	2005	2004
Current assets	$134,000	$ 305,000
Non-current liabilities	(494,000)	(385,000)
Net deferred tax liability	$ (360,000)	$ (80,000)

Reconciliation between the statutory rate and the effective tax rate for the years ended April 30 is as follows:
	2005	2004
Federal statutory tax rate	34.0%	34.0%
State taxes, net of federal benefit	6.0	5.0
Change in valuation allowance and expiration of capital loss carryforward	0.0	(25.7)
Other	0.4	1.2
Effective tax rate	40.4%	14.5%

5 OPTIONS

In accordance with the terms of an Executive Employment Agreement dated as of April 12, 1989, between the Company and L. Michael McGurk, the then Vice President and Secretary of the Company, and a Stock Option Agreement dated as of April 12, 1989, between the Company and Lance H. Duncan, the then President of the Company, the Company granted each of Messrs. McGurk and Duncan options to purchase 100,000 shares of the Company's Class A Stock at $1.125 per share, the average of the closing "bid" and "ask" quotations for a share of the Company's Class A Stock on the date of grant. The unexercised options granted to Messrs. McGurk and Duncan expired on April 12, 2000. On April 26, 2000 the board of directors elected to extend Messrs. McGurk's and Duncan's options to April 12, 2010 at a price of $0.4375 per share.

In accordance with the Milastar Corporation Stock Option Plan (the "Option Plan") options to purchase 800,000 shares of Class A Stock may be granted to directors, key employees and key consultants. The options granted under the Option Plan may be incentive or nonstatutory stock options and are subject to approval by a stock option committee (the "Committee") comprised of one or more disinterested persons and appointed by the Board of Directors. Nonstatutory options have a per share exercise price of not less than 85% of the fair market value of a share of Class A Stock on the effective date of the grant of the stock option while incentive options have a per share exercise price of not less than 100% of the fair market value of a share of Class A Stock on the effective date of the grant. Options are exercisable in such installments and during such period as may be fixed by the Committee at the time of grant, but no option is exercisable after the expiration of ten years from the date of grant of such option.

Information regarding stock options is summarized below:
	Number of Options	Weighted Average Exercise Price	Range of Option Exercise Price
Options outstanding, April 30, 2003	955,832	$ 0.72	$ 0.44 to 1.11
Granted	--	--	--
Canceled	--	--	--
Exercised	--	--	--
Options outstanding, April 30, 2004	955,832	$ 0.72	$ 0.44 to 1.11
Granted	--	--	--
Canceled	--	--	--
Exercised	--	--	--
Options outstanding, April 30, 2005	955,832	$ 0.72	$ 0.44 to 1.11
Options exercisable, April 30, 2005	955,832	$ 0.72	$ 0.44 to 1.11
Options exercisable, April 30, 2004	895,832	$ 0.74	$ 0.44 to 1.11

At April 30, 2005 and 2004, the weighted average remaining contractual life of the outstanding options was 3.7 and 4.7 years, respectively.

The following table summarizes information about stock options outstanding at April 30, 2005:
Options Outstanding	Options Exercisable
Exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$ 0.44	425,000	5.0	$ 0.44	425,000	$ 0.44
$ 0.56	110,000	2.0	$ 0.56	110,000	$ 0.56
$ 0.68	55,833	7.2	$ 0.68	55,833	$ 0.68
$ 1.11	364,999	2.2	$ 1.11	364,999	$ 1.11
$ 0.44 to 1.11	955,832	3.7	$ 0.72	955,832	$ 0.72

6 RETIREMENT SAVINGS PLAN

The Company has a pre-tax salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees who have reached the age of 21 and have been employed by the Company for six months. The Company will match 50% of the first 6% of employee contributions. Company contributions to the 401(k) plan, which are made at the discretion of management, for the years ended April 30, 2005 and 2004 were $64,000 and $58,000, respectively.

7 PREPAID SUPPLIES AND OTHER

The prepaid supplies and other is summarized as follows at April 30:
	2005	2004
Prepaid Supplies	$101,000	$ 168,000
Sales Tax Refund	77,000	74,000
Prepaid Insurance	67,000	56,000
Prepaid Other	21,000	13,000
Total Prepaid Supplies and Other	$ 266,000	$ 311,000

8 COMMITMENTS AND CONTINGENCIES

Operating Leases -- The Company leases various equipment under leases expiring through February 2008. Total rent expense was $27,000 and $32,000 for the years ended April 30, 2005 and 2004, respectively.

Future minimum rental payments for the years ending April 30 are as follows:
2006	$ 21,000
2007	10,000
2008	7,000
Total obligations	$ 38,000

Legal Proceedings -- The Company has been party to various legal proceedings incidental to its normal operating activities. Although it is impossible to predict the outcome of such proceedings, management believes, based on the facts currently available, that none of such claims will result in losses that would have a materially adverse effect on the Company's financial condition.

Employment Agreements -- The Company has employment agreements with various employees which require annual compensation as defined by the agreements. The agreements require the Company to pay a severance if the Company terminates the agreements without cause. The maximum aggregate severance payments under the agreements is $766,000 at April 30, 2005.

Significant Customers -- During the year ended April 30, 2005 Company had sales to two customers which approximated 19% (12% during fiscal 2004) and 6% (14% during fiscal 2004) of total sales, respectively. The Company had accounts receivable from one and two customers which approximated 31% and 28% of total accounts receivable at April 30, 2005 and April 30, 2004, respectively.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 8a. Controls and Procedures

The Company carried out an evaluation, with the participation of our chief executive and chief financial officers, of the effectiveness, as of April 30, 2005, of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934). Based upon that evaluation, made at the end of the period, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information required to be disclosed in our periodic reports to the Securities and Exchange Commission, and that there has been no significant change in such internal controls, or other factors which could significantly affect such controls including any corrective actions with regard to significant deficiencies or material weaknesses, since our evaluation. However, due to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, there is inherently a lack of segregation of duties. During the course of their audit of our consolidated financial statements for Fiscal 2005, our independent registered public accounting firm, Virchow, Krause & Company, LLP, advised management and the audit committee of our Board of Directors that they had identified a deficiency in internal control. The deficiency is considered to be a material weakness as defined under standards established by the American Institute of Certified Public Accountants. The material weakness relates to the lack of segregation of duties within the financial processes in the Company. The Company periodically assesses the cost versus benefit of adding the resources that would remedy or mitigate this situation, and currently does not consider the benefits to outweigh the costs of adding additional staff in light of the limited number of transactions related to the Company's operations.

Item 8b. Other Information

None

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section

16(a) of the Exchange Act.

The following table sets forth with respect to each executive officer of the Company his name, age and all positions and offices with the Company held by him since May 1, 2000. Unless otherwise indicated in the table below, all positions and offices indicated have been continuously held since May 1, 2000. All executive officers serve at the will of the Board of Directors until their successors are duly appointed and qualified. Ms. Mimi G. Duncan, Chairperson of the Board and a director of the Company, is the mother of Mr. Lance H. Duncan, Secretary and a director of the Company. With the foregoing exception, no family relationship exists among the officers of the Company.
Name	Age	Positions and Offices Held with the Company
Mimi G. Duncan (1)	83	Chairperson and Chief Executive Officer
L. Michael McGurk	54	President and Chief Operating Officer
Dennis J. Stevermer	44	Vice President Treasurer
Lance H. Duncan (2)	49	Secretary

(1) Ms. Mimi G. Duncan has otherwise been engaged in private investment activities for more than the past five years.

(2) Mr. Lance H. Duncan was President and Chief Operating Officer of Sound Techniques, Inc. (audio-video production studios) until December 2001 and has been engaged in private investment activities for more than the past five years.

Similar information respecting the directors of the Company will be included in the Company's definitive Information Statement ("Information Statement") to be distributed to the stockholders of the Company and filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended, respecting notification of certain action taken by written consent in lieu of the Company's Annual Meeting of Stockholders for its 2004 fiscal year. The Company expects to file the Information Statement with the Securities and Exchange Commission on or before August 19, 2005 and reference is expressly made thereto for the information incorporated herein by the aforesaid reference.

Item 10. Executive Compensation

The information required by this Item will be contained in the Information Statement, and reference is expressly made thereto for the information incorporated herein by the aforesaid reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item will be contained in the Information Statement, and reference is expressly made thereto for the information incorporated herein by the aforesaid reference.

Item 12. Certain Relationships and Related Transactions

The information required by this Item will be contained in the Information Statement, and reference is expressly made thereto for the information incorporated herein by the aforesaid reference.

PART IV

Item 13. Exhibits

(a) Exhibits
Exhibit Number	Description
3.1	Certificate of Incorporation, as amended, a copy of which was filed as Exhibit (1) to Registrant's Registration Statement on Form 10 dated August 27, 1970 and, by this reference, such Exhibit is incorporated herein
3.2	By-laws, as amended a copy of which was filed as Exhibit 3.2 to Registrant's Form 10-K dated for the fiscal year ended April 30, 1998 and, by this reference, such Exhibit is incorporated herein
3.3	Certificate of Amendment to Certificate of Incorporation, a copy of which was filed as Exhibit 3.3 to Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1984 and, by this reference, such Exhibit is incorporated herein
3.4	Certificate of Amendment to Restated Certificate of Incorporation a copy of which was filed as Exhibit 3.4 to Registrant's Annual Report on Form 10-K for the fiscal year ended April 30, 1987 and, by this reference, such Exhibit is incorporated herein
3.5	Certificate of Amendment to Certificate of Incorporation of Milastar Corporation, a copy of which was filed as Exhibit 3.5 to Registrant's Form 10-Q for the quarter ended January 31, 1989 and, by this reference, such Exhibit is incorporated herein
10.1	Milastar Corporation Stock Option Plan dated as of March 4, 1991 a copy of which was filed as Exhibit 10.6 to Registrant's Form 10-K for the fiscal year ended April 30, 1991 and, by this reference, such Exhibit is incorporated herein
10.2	Executive Employment Agreement dated as of April 30, 1997 by and between Registrant and L. Michael McGurk
14	Code of Ethics for Senior Officers
21.1	List of Significant Subsidiaries
Subsidiary State of Incorporation Flame Metals Processing Corporation Delaware
31.1	Certification of the Chief Executive Officer pursuant to 13a-14 and 15d-14
31.2	Certification of the Chief Financial Officer pursuant to 13a-14 and 15d-14
32	Certification pursuant to 18 U.S.C. section 1350

Item 14. Principal Accountant Fees and Services

The Audit Committee of the Board of Directors of the Company selected Virchow, Krause & Company, LLP ("Virchow Krause"), certified public accountants with offices in Minneapolis, Minnesota, to audit the Company's financial statements for the years ended April 30, 2005 and 2004. The following table details the fees paid to Virchow Krause for the years ended April 30, 2005 and 2004.
	2005	2004
Audit Fees	$39,700	$ 35,970
Audit-Related Fees	--	--
Tax Fees	9,100	12,742
All Other Fees	--	--
Total	$ 48,800	$ 48,712

The policy of the Company's audit committee is to review and preapprove both audit and non-audit services to be provided by the independent auditors (other than with de minimis exceptions permitted by the Sarbanes-Oxley Act of 2002). This duty may be delegated to one or more designated members of the audit committee with any such approval reported to the committee at its next regularly scheduled meeting. Approval of non-audit services shall be disclosed to investors in periodic reports required by section 13(a) of the Securities Exchange Act of 1934. Approximately 100% of the fees paid to Virchow Krause were pre-approved by the audit committee.

No Services in connection with appraisal or valuation services, fairness opinions or contribution-in-kind reports were rendered by Virchow Krause. Furthermore, no work of Virchow Krause with respect to its services rendered to the Company was performed by anyone other than Virchow Krause.

Milastar Corporation and Consolidated Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
MILASTAR CORPORATION
(REGISTRANT)

/s/ M. G. DUNCAN
M.G. Duncan
Chairperson of the Board, Chief Executive
Officer and Director

Dated: July 29, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities indicated this report of the Registrant and in the capacities indicated on July 29, 2005.
/s/ M. G. DUNCAN	/s/ L. MICHAEL McGURK
M.G. Duncan	L. Michael McGurk
Chairperson of the Board, Chief Executive	President, Chief Operating Officer
Officer and Director	and Director

/s/ DENNIS J. STEVERMER	/s/ LANCE H. DUNCAN
Dennis J. Stevermer	Lance H. Duncan
Vice President Treasurer, Principal Financial	Secretary and Director
and Accounting Officer